RALLY

Bill of Sale

As of January 20, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#18LUKA
Description:	2018 Panini Prizm Signatures Black Label Luka Doncic Rookie card #3 Graded BGS PRISTINE 10
Total Acquisition Cost:	$ 22,322.22
Consideration: Cash (%) Equity (%) Total	$ 22,322.22 (100%) $ 0 (0%) $ 22,322.22 (100%)